FAIRBORNE
ENERGY TRUST



September 13, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 20 2006
WASH, D.C.
203
SECTION

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards,

FAIRBORNE ENERGY TRUST

Marci Morton
Executive Assistant & Office Manager


FAIRBORNE
ENERGY TRUST

PRESS RELEASE

Fairborne Energy Trust Updates Corporate Presentation & Presents on CBM Projects Panel at Peters & Co. 2006 North American Oil & Gas Conference

For immediate release
September 11, 2006

Fairborne Energy Trust is pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

In addition, Fairborne will be presenting at the Peters & Co. 2006 North American Oil & Gas Conference on a CBM Projects Panel on September 14, 2006. This presentation will be Webcast starting at 11:15 am EST and the presentation will be made available Thursday, September 14, 2006 at the website listed below.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic

conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".